Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)
For the Years Ended May 31, 2005, 2004, 2003, 2002, and 2001

	2005	2004	2003	2002	2001

Margin (loss) prior to cumulative effect of change in accounting principle	$122,974	$(200,390)	$651,970	$78,873	$132,766
Add: Fixed charges	922,063	925,652	939,332	885,838	1,117,839

Margins available for fixed charges	$1,045,037	$725,262	$1,591,302	$964,711	$1,250,605

Fixed charges:
Interest on all debt (including amortization of discount and issuance costs)	$922,063	$925,652	$939,332	$885,838	$1,117,839

Total fixed charges	$922,063	$925,652	$939,332	$885,838	$1,117,839

Ratio of margins to fixed charges	1.13	—	1.69	1.09	1.12

For the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $200 million.